SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 20 June, 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




        BP AND DUPONT ANNOUNCE PARTNERSHIP TO DEVELOP ADVANCED BIOFUELS

   DuPont bio-based science and BP fuels technology expertise will bring next generation biofuels to market

BP and DuPont today announce the creation of a partnership to develop, produce and market a next generation of biofuels to help meet increasing global demand for renewable transport fuels.

BP and DuPont have been working together since 2003 to develop advanced biofuels with properties that can help overcome the limitations of existing biofuels. That work has now progressed to the point where they are able to bring the first jointly developed product to market. The companies' joint strategy is to deliver advanced biofuels that will provide improved options for expanding energy supplies and accelerate the move to renewable transportation fuels which lower overall greenhouse gas emissions.

The companies are leveraging DuPont's world-class biotechnology and bio-manufacturing capabilities with BP's fuels technology expertise and market know-how. By pooling their knowledge and expertise, the two companies aim to be the world leaders in the development and production of advanced biofuels, driving the growth of biofuels, which today account for less than two percent of global transportation fuels. Current projections show that biofuels could become a significant part of the transport fuel mix in the future - possibly up to 20-30 per cent in key markets.

The first product to market will be biobutanol, which will be introduced in the United Kingdom as a gasoline bio-component. Initial introduction is targeted in the UK in 2007 where BP and DuPont are working with British Sugar, a subsidiary of Associated British Foods plc, to convert the country's first ethanol fermentation facility to produce biobutanol. Additional global capacity will be introduced as market conditions dictate and a feasibility study in conjunction with British Sugar is already underway to examine the possibility of constructing larger facilities in the UK.

"DuPont firmly believes that biology will help us reduce global reliance on fossil fuels," said DuPont Chairman and Chief Executive Officer Charles O. Holliday, Jr. "Today we are demonstrating how DuPont's unique scientific capability provides solutions that are sustainable, renewable and matched to real world needs. Biobutanol is just the beginning of new solutions DuPont can offer to transform global economies by improving our use of renewable ingredients and natural processes to deliver products for a better, safer, healthier world."

"BP has a history of seeking, and delivering, ways to reduce greenhouse gas emissions both from our own operations and from the products we sell," said Lord Browne, chief executive officer of BP. "Transportation is an important area to address since it accounts for around 20 per cent of global emissions and in the short to medium term increased blending of biocomponents represents one of the few real options for progress in this area on a global scale."

Both companies recognize that while existing biocomponents have proven to be an excellent starting point for the introduction of biofuels and will continue to play a role in the future, there are issues that need to be addressed to increase market penetration. In particular, compatibility with existing fuel supply and distribution systems, the ability to blend in higher concentrations without requiring vehicle modifications, and fuel economy were identified as areas where improvements are needed.

This next generation of biofuels will help deliver on these targets. Biobutanol's low vapour pressure and its tolerance to water contamination in gasoline blends facilitate its use in existing gasoline supply and distribution channels. It has the potential to be blended into gasoline at larger concentrations than existing biofuels without the need to retrofit vehicles and it offers better fuel economy than gasoline-ethanol blends, improving a car's fuel efficiency and mileage.

Biobutanol also enhances the performance of ethanol blends in gasoline by, amongst other things, reducing ethanol's impact on vapour pressure, one of the issues which hampers a wider use of ethanol in existing gasoline distribution channels.

Initial production of biobutanol will be based on an existing technology, enabling early commercial market introduction. In addition, development work on a new biotechnology process which aims to produce biobutanol competitively with ethanol is already underway. Production is planned to utilize a range of feedstocks such as sugar cane or beet, corn, wheat, or cassava and, in the future, cellulosic feedstocks from fast growing "energy crops" such as grasses or agricultural byproducts such as straw and corn stalks. Since production of biobutanol is similar to ethanol and uses similar feedstocks, existing ethanol capacity can be retrofitted to produce biobutanol.

Like most biofuels, biobutanol will provide significant environmental benefits over petroleum-derived transportation fuels, reducing overall environmental emissions of greenhouse gases. Biofuels reduce the overall volume of carbon dioxide emissions entering the atmosphere by absorbing carbon dioxide as agricultural crops grow, while emitting roughly the same amount of carbon dioxide as conventional fuels when they are burned. While greenhouse gases are also generated in the production of biofuels, the net effect is still lower than using conventional fossil fuels.

Notes to Editors:

- This partnership is consistent with DuPont's strategy to deliver sustainable growth by increasing shareholder and societal value while reducing the environmental footprint along the value chains where DuPont operates. To implement this strategy, the company has conducted leading-edge biotechnology research for more than 10 years. In 2003, the U.S. Environmental Protection Agency presented DuPont with its annual "Presidential Green Chemistry Award" for the company's research leading to the development of its first bio-based product, Bio-PDOTM, a key ingredient in DuPontTM Sorona(R), the company's latest polymer innovation. The partnership with BP extends the technological capabilities demonstrated with Bio-PDOTM to an even larger and more urgent market opportunity for biofuels.

- BP's decision to devote a significant level of resources into widening the availability of biofuels is part of its strategy of identifying low carbon or renewable fuels for the future. It follows on from the company's announcement of BP Alternative Energy - a dedicated alternative energy business which is active in solar, wind, hydrogen and combined-cycle-gas-turbine (CCGT) power generation - and the establishment of a biofuels business within its Refining & Marketing Business. The company also recently announced its intention to fund an Energy Biosciences Institute attached to a major academic centre, the first such facility of its kind in the world.

- DuPont is a science company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

- BP is of one of the world's largest energy companies, providing its customers with fuel for transportation, energy for heat and light, retail services and petrochemicals products for everyday items. It is the largest oil and gas producer in the U.S. and one of the largest refiners. BP also has a global network of around 25,000 service stations.

Further information:

BP Press Office, London, UK, tel: +44 (0)207 496 4358
DuPont Press Office, Wilmington, Delaware, tel: +1 302 774 7447

Forward-Looking Statements: This news release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in DuPont's filings with the Securities and Exchange Commission, particularly its latest annual report on Form 10-K, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions of countries in which the company does business; competitive pressures; successful integration of structural changes, including acquisitions, divestitures and alliances; research and development of new products, including regulatory approval and market acceptance, and seasonality of sales of agricultural products.

- ENDS -


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 20 June, 2006                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary